February 26, 2008

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Washington, DC 20549-0404

Attention: John Reynolds

Re: The Wet Seal, Inc.

Form 10-K for the Fiscal year Ended February 3, 2007

Filed April 17, 2007

File No. 000-18632

Ladies and Gentlemen:

This is in response to your correspondence dated February 14, 2008 and pursuant to our discussion with you on February 25, 2008. For your convenience we have repeated the question number and your question before providing our response.

Schedule 14A

Executive Compensation and Related Information, page 21

1. We note your response to comment one of our letter dated January 30, 2008 and we reissue the comment. While you list the 2006 performance measures, you have not provided quantitative disclosure of the terms of the necessary targets to be achieved for your named executive officers to earn their annual incentive bonus and long-term incentive compensation. In future filings, please disclose specific performance targets used to determine incentive amounts or provide us a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. The supplemental analysis should be based upon the 2007 proxy statement. In addition, supplementally advise us whether the company’s targets for the fiscal year ended February 3, 2008 are expected to be materially different from those of February 3, 2007. To the extent that it is appropriate to omit specific targets, please advise us of the disclosure that the company will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

We confirm that, in future filings, we will disclose the specific performance targets used to determine incentive amounts. If a change of circumstance occurs in the future with respect to our incentive plans that causes us to determine that it is appropriate to omit such targets to avoid disclosure that would result in a reasonable risk of competitive harm to our company, we will, as soon as practicable thereafter, provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In addition, we hereby advise you that the operating metrics used to measure incentive compensation for our named executive officers for the fiscal year ended February 2, 2008 will be materially consistent with those used in the fiscal year ended February 3, 2007 except for the specific performance targets.

In addition, we confirm that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions or need additional information.

Very truly yours,

/s/ Steven H. Benrubi

Steven H. Benrubi

Executive Vice President & Chief Financial Officer

The Wet Seal, Inc.